UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    7)*

United Fire & Casualty Company

(Name of Issuer)
Common Stock $3.33 1/3 par value

(Title of Class of Securities)
910331107

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910331107
1.	Names of Reporting Persons.	J. Scott McIntyre Jr.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a.	Not Applicable
b.

3. SEC Use Only

4. Citizenship or Place of Organization		United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	4,381,072

	6. Shared Voting Power	110,180

	7. Sole Dispositive Power	4,381,072

	8. Shared Dispositive Power	110,180

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,491,252

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
16.24%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 910331107
1.	Names of Reporting Persons.	J. Scott McIntyre Revocable Trust dated 12/08/1992
I.R.S. Identification Nos. of above persons (entities only).		###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a.	Not Applicable
b.

3. SEC Use Only

4. Citizenship or Place of Organization		State of Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	2,588,776

	6. Shared Voting Power	0

	7. Sole Dispositive Power	2,588,776

	8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,588,776

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
9.36%

12.	Type of Reporting Person (See Instructions)
OO

Item 1(a)       Name of Issuer:

United Fire & Casualty Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

118 Second Avenue SE
Cedar Rapids, Iowa 52401

Item 2(a)	Name of Person Filing:

The persons filing this Schedule 13G are:

(1)	J. Scott McIntyre Jr.
(2)	J. Scott McIntyre Revocable Trust dated December 8, 1992

*	Attached to this Schedule 13G as “Exhibit A” is a Joint Filing

Agreement between the persons specified above that this Schedule 13G is being filing on behalf of each of them.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

2222 First Avenue NE, #1004
Cedar Rapids, Iowa 52402

Item 2(c)	Citizenship:

J. Scott McIntyre, Jr. is a citizen of the United States of America. The J. Scott McIntyre Revocable Trust dated December 8, 1992 was formed under the laws of the State of Iowa.

Item 2(d)	Title of Class of Securities:

Common Stock $3.33 1/3 par value

Item 2(e)	CUSIP Number:

910331107

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned.
(1)	J. Scott McIntyre Jr. is the beneficial owner of 5,216,596 shares of $3.33 1/3 par value common stock of the Company, consisting of:
i.	4,968 shares held in a retirement account for Mr. McIntyre’s benefit;
ii.	2,588,776 shares owned by the J. Scott McIntyre Revocable Trust dated December 8, 1992, for which Mr. McIntyre serves as sole trustee;
iii.	1,094,328 shares owned by the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992, for which Mr. McIntyre serves as sole trustee;
iv.	243,000 shares held by the Mildred R. McIntyre Irrevocable Trust dated April 27, 1989, for which Mr. McIntyre serves as sole trustee;
v.	450,000 shares held by the Dee Ann McIntyre Trust, for which Mr. McIntyre serves as sole trustee; and
vi.	110,180 shares held by the McIntyre Foundation, an Iowa charitable foundation, for which Mr. McIntyre serves as President, Secretary, Treasurer and one of four directors.
(2)

The J. Scott McIntyre Revocable Trust dated December 8, 1992 is the direct owner of and thus is beneficial owner of 2,588,776 shares of $3.33 1/3 par value common stock of the Company (including 355,496 shares J. Scott McIntyre, Jr.
assigned to the Trust, which shares he received in distribution from the Trust under the will of John Scott McIntyre upon the death of Mildred R. McIntyre on
May 4, 2007).

(b)	Percent of class

(1)          The 4,491,252 shares reported as beneficially owned by J. Scott McIntyre, Jr. represented 16.24% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on May 7, 2007.

(2)          The 2,588,776 shares held by the J. Scott McIntyre Revocable Trust dated December 8, 1992 represented 9.36% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on May 7, 2007.

(c)	Number of shares to which the person has:
(1)	J. Scott McIntyre Jr.
i.	Sole Power to vote or to direct the vote:	4,381,072
ii.	Shared power to vote or to direct the vote:	110,180
iii.	Sole power to dispose or to direct the disposition of:	4,381,072
iv.	Shared power to dispose or to direct the disposition of:	110,180

(2)	The J. Scott McIntyre Revocable Trust dated December 8, 1992
i.	Sole Power to vote or to direct the vote:	2,588,776
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	2,588,776
iv.	Shared power to dispose or to direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ ].

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of a Group

Not applicable.

Item 10	Certification

Not applicable.

[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2007		/s/ J. Scott McIntyre Jr.
Dated		J. Scott McIntyre Jr.

May 8, 2007		J. Scott McIntyre Revocable Trust dated December 8, 1992
Dated
	By:	/s/ J. Scott McIntyre Jr.
J. Scott McIntyre Jr., Trustee

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT

J. Scott McIntyre, Jr., individually, and the J. Scott McIntyre Revocable Trust dated December 8, 1992, hereby agree and consent to the joint filing on their behalf of the foregoing amendment to Schedule 13G related to their beneficial ownership of the Common Stock of United Fire & Casualty Company.

May 8, 2007		/s/ J. Scott McIntyre Jr.
Dated		J. Scott McIntyre Jr.

May 8, 2007		J. Scott McIntyre Revocable Trust dated December 8, 1992
Dated
	By:	/s/ J. Scott McIntyre Jr.
J. Scott McIntyre Jr., Trustee

EXHIBIT B TO SCHEDULE 13G

J. SCOTT MCINTYRE, JR.

The Reporting Persons filing jointly on this Amendment No. 7 filed Amendment No. 6 to Schedule 13G on February 7, 2007.

Schedule A shows current ownership and transactions from January 1, 2007 to May 7, 2007, for the Reporting Persons and for five other entities, the McIntyre Foundation, the Mildred R. McIntyre Revocable Trust, the Trust Under the will of John Scott McIntyre, the Mildred R. McIntyre Irrevocable Trust, and the Dee Ann McIntyre Trust (herein, the “Other Entities”). Mr. McIntyre created the McIntyre Foundation as a charitable foundation in 1997; Mr. McIntyre is the President, Secretary and Treasurer of the Foundation and is one of four directors. Mildred R. McIntyre, Mr. McIntyre’s mother, created the Mildred R. McIntyre Revocable Trust; Mr. McIntyre is the sole trustee of that trust. The Trust under the will of John Scott McIntyre was a testamentary trust that was created upon the death of Mr. McIntyre’s father. Mr. McIntyre was the sole trustee of that trust. Under the terms of will, the trust was to terminate upon the death of Mildred R. McIntyre. Mildred R. McIntyre died on May 4, 2007. Mr. McIntyre received 355,496 shares in distribution of the trust assets upon Mildred R. McIntyre’s death. Mr. McIntyre subsequently assigned his right to receive the shares to the J. Scott McIntyre Revocable Trust dated December 8, 1992. The remaining 710,994 shares previously held by the trust were distributed in accordance with the will to persons whose beneficial ownership does not constitute more than 5% of a class of securities of United Fire and Casualty Company. Mildred R. McIntyre, Mr. McIntyre’s mother, created the Mildred R. McIntyre Irrevocable Trust; Mr. McIntyre is the sole trustee of that trust. Mr. McIntyre created the Dee Ann McIntyre Trust in 1995 for the benefit of his wife; Mr. McIntyre is the sole trustee of that trust. The group consisting of the Reporting Persons and the Other Entities is referred to collectively as the “Indicated Entities.” By virtue of his positions with the Foundation and as trustee of the Mildred R. McIntyre Irrevocable Trust and the Dee Ann McIntyre Trust, Mr. McIntyre is deemed to beneficially own the shares directly owned by the Foundation and the two trusts.

All transactions that involve one or more of the Indicated Entities are reported on Schedule A. Where transactions are among two of the Indicated Entities, appropriate corresponding entries reflect the transaction; such transactions are noted as “transfers.” Where transactions involve only one of the Indicated Entities there is no corresponding entry. Please note the following with respect to these transactions:

•	The transactions described in Schedule A as “gifts given” were outright gifts made by the donors;
•	The transaction described in Schedule A as “gift received” was a gift received by the J. Scott McIntyre Revocable Trust;
•	The transaction described in Schedule A as “distribution” is a distribution of trust assets upon the death of Mildred R. McIntyre as required by the Trust under the will of John Scott McIntyre;
•	The transaction described in Schedule A as “received in distribution” is the recipient’s receipt of his share of trust assets distributed from the Trust under the will of John Scott McIntyre; and
•	The transaction described in Schedule A as “assignment” is the assignment of the right to receive shares from J. Scott McIntyre Jr. to the J. Scott McIntyre Revocable Trust dated December 8, 1992.

SCHEDULE A
Date	Description	J. Scott McIntyre Individually		J. Scott McIntyre Retirement Account		J. Scott McIntyre Revocable Trust	Mildred R. McIntyre Revocable Trust
		Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned
12/31/2006	as reported		0		4,968		2,235,390		1,106,568
01/03/2007	gift given							(12,240)	1,094,328
01/03/2007	gift received					340	2,235,730
03/02/2007	gift given					(2,450)	2,233,280
05/04/2007	received in distribution		355,496
05/07/07	assignment	(355,496)	0			355,496	2,588,776
Total			0		4,968		2,588,776		1,094,328
Date	Description	Trust under the will of John Scott McIntyre		Dee Ann McIntyre Trust		Mildred R. McIntyre Irrevocable Trust	McIntyre Foundation
		Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned
12/31/2006	as reported		1,066,490		450,000		243,000		110,180
05/04/2007	distribution	(1,066,490)	0
Total			0		450,000		243,000		110,180